Exhibit 4.3

CONVERSION AGREEMENT

This Agreement executed on March 12, 2007 is made by and between Cobalis Corp., a Nevada corporation (the “Company”) with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Mark Rumph (the “Consultant”), with an address at 8 Silkberry, Irvine, CA 92614.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Consulting Fees Conversion: The Consultant has rendered the IT (information technology) services to the Company continuously from July 1, 2006 to February 28, 2007 and has rendered 8 (eight) invoices (#241-248) to the Company with a balance due of $11,365 (eleven thousand three hundred sixty-five) as of March 1, 2007.

The Parties hereby agree to convert $8,865 (eight thousand eight hundred sixty-five), into 9,046 (nine thousand forty-six) fully-paid and non-assessable free trading shares, at the conversion rate of $0.98 (closing price of the Company’s stock on March 9, 2007) per share, upon the execution of this Agreement.

Furthermore, the Parties agree to convert $2,850 (two thousand eight hundred fifty) of Consultant’s fees for his future services to the Company (March-May 2007) into 2,908 (two thousand nine hundred eight) fully-paid and non-assessable free trading shares, at the conversion rate of $0.98 (closing price of the Company’s stock on March 9, 2007) per share, upon the execution of this Agreement and submission of applicable invoice(s) for the actual subsequent services.

The Company agrees to take immediate steps to file S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company (Cobalis, Corp.)	The Consultant (Mark Rumph)

/s/ Chaslav Radovich	/s/
Chaslav Radovich	Mark Rumph
President

1